BIOHARVEST SCIENCES ANNOUNCES CLOSING OF $19.9 MILLION UPSIZED PUBLIC OFFERING OF COMMON STOCK AND EXERCISE OF UNDERWRITER’S OPTION TO PURCHASE ADDITIONAL SHARES

Vancouver, British Columbia and Rehovot, Israel, November 10, 2025 – BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) (“BioHarvest” or “the Company”), a company pioneering its patented Botanical Synthesis technology platform, announces the closing of its previously announced underwritten public offering of 2,846,854 shares of common stock, no par value, and at a public offering price of $7.00 per share, which includes 361,854 shares issued upon the exercise by the underwriters of their option to purchase additional shares of common stock in the offering. The gross proceeds from this offering were $19.9 million, before deducting the underwriting discount and other offering expenses.

Craig-Hallum acted as the sole managing underwriter for the offering.

BioHarvest expects to use the net proceeds of the offering for immediate funding of additional manufacturing expansion, research and development, marketing, debt reduction or debt refinancing, other capital expenditures, and general corporate purposes, including funding working capital.

Ilan Sobel, CEO of BioHarvest Sciences, commented: “We are pleased to announce the closing of our upsized nearly $20 million capital raise as we look to accelerate growth and capture the potential of our Botanical Synthesis technology. This transaction fully funds near-term CapEx needs, giving us the strength and flexibility to accelerate growth across both our Product and CDMO Services businesses, and welcomes a new group of U.S. institutional investors into the BioHarvest shareholder community. I want to thank our shareholders for the trust and support they have shown through every stage of our journey and I look forward to providing updates on our strategic initiatives in our third quarter earnings call on November 13th.”

The offering was made pursuant to a shelf registration statement on Form F-3 (File No. 333-289908), as amended, including a base prospectus, which was initially filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2025 and was declared effective on September 8, 2025. The securities were offered by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. BioHarvest filed a final prospectus supplement and accompanying prospectus relating to and describing the terms of the offering with the SEC. Copies of the final prospectus supplement and the accompanying base prospectus relating to the securities offered may be obtained from Craig-Hallum Capital Group LLC, Attention: Equity Capital Markets, 323 North Washington Ave., Minneapolis, MN 55401, by telephone at (612) 334-6300 or by email at prospectus@chlm.com.

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, of which provisions BioHarvest is availing itself. Such forward-looking statements include, but are not limited to, those regarding the anticipated use of proceeds from the offering. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates,” or the negative thereof or other comparable terminology, or by discussions of strategy, plans, objectives, intentions, estimates, forecasts, outlook, assumptions, or goals. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. In particular, accelerated growth in our business lines is subject to risks including consumer demand changes, changes in tariffs, shipping delays , construction delays and other factors beyond our control.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. BioHarvest assumes no obligation to update information contained in this press release whether as a result of new developments or otherwise, except as required by law.

Please refer to the BioHarvest’s most recent Annual Report on Form 40-F and other subsequent filings with the SEC, which are available at the SEC's website at www.sec.gov, for additional and more detailed discussion of risk factors that could cause actual results to differ materially from BioHarvest’s current expectations.

Contacts:

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group – MZ North America

+1 (949) 259-4987

BHST@mzgroup.us

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